October 18, 2018

Kurt Steinbach
Director
MinMax Spaces
206 West College Avenue
Friendsville, TN 37737

       Re: MinMax Spaces
           Amendment No. 1 to Registration Statement on Form 1-A
           Filed October 2, 2018
           File No. 024-10882

Dear Mr. Steinbach:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [month, day, year] letter.

Form 1-A/A filed October 2, 2018

Dilution, page 14

1. Please revise your as adjusted net tangible book value per share after this offering for the
       $1,000,000 threshold amount, or explain why you believe $.11 is accurate.
Capitalization, page 17

2. We note that some of the amounts shown here are not the same as those disclosed in your audited August 31, 2018 balance sheet found in the financial statement section of this filing. Please explain why these differences are appropriate or revise your capitalization
 Kurt Steinbach
FirstName LastNameKurt Steinbach
MinMax Spaces
Comapany NameMinMax Spaces
October 18, 2018
October 18, 2018 Page 2
Page 2
FirstName LastName
         table.
Managements Projections, page 25

3. We note your response to prior comment number 5. In light of the fact that you had not generated revenues as of August 31, 2018, please provide additional details about your
         2018 projection showing you have a reasonable basis therefor. For example, do you have firm purchase orders or letters of intent from prospective customers? Does your management have some expertise that provides them with a basis to believe that all revenues would be realized in the final quarter of the year? Explain more about your chosen markets and your assumptions about margins. Since you present your business model as unique, explain how you used competitors' pricing to establish a baseline from which to determine your projected margins.
Liquidity and Capital Resources, page 27

4. Please remove your reference to the six months ended June 30, 2018 in the first paragraph of your liquidity section and provide liquidity commentary related to the most recent period presented in your audited financial statements, August 31, 2018.
5. Your disclosures indicate that your debt consists of a Convertible Promissory Note from
         Roger B. Greer and Deborah A. Greer and that the balance of the note along with accrued interest is $200,000. We further note disclosure under Miscellaneous Financing which indicates that except for the Greer Loan, you are not utilizing other financing tools and then the disclosure that the balance on miscellaneous financing sources was $200,000 with approximately $50,000 of available liquidity. Please revise this disclosure to clearly indicate what your "miscellaneous financing sources" are, what amounts are outstanding as of August 31, 2018 and what your available liquidity sources are.
6. We note your disclosure that you plan to continue using free cash from operation and debt financing to facilitate growth. Please remove the reference to continuing to use free cash flow from operations given that you have not yet generated cash flows from operations.
Directors, Executive Officers, and Significant Employees, page 29

7. We note you have not provided the business experience for Mr. Reppe since 2012. Please revise to add this experience and support the statements in the first two paragraphs that Mr
         Reppe is a "proven executive leader and team builder in the following industries:
         Technology, Wireless Communications, Construction, Retail Management, and High-
         Tech Agriculture" and that he " is a collaborator and visionary motivated by humanitarian solutions to some of the most difficult challenges facing families and governments worldwide."



Related Party Transactions, page 33
 Kurt Steinbach
FirstName LastNameKurt Steinbach
MinMax Spaces
Comapany NameMinMax Spaces
October 18, 2018
October 18, 2018 Page 3
Page 3
FirstName LastName

8. Your disclosure indicates that you made a deposit on land of $60,000. Please tell us where this is recorded in your balance sheet at August 31, 2018, or revise your disclosure, if appropriate, to indicate that you have received the refund you reference in the current disclosure.
Plan of Distribution and Selling SecurityHolders, page 36

9. We note your response to comment 8 of our letter dated September 7, 2018. However, in the second paragraph of this section, you state "the Company expects to pay approximately 10% of the total amount raised" in offering expenses. This disclosure suggests offering expenses could be as high as $1,250,000, rather than the $75,000 you have disclosed in other sections. Please reconcile this disclosure. Index to Financial Statements, page 38

10. Please revise the index to the financial statements to properly indicate the date of your financial statements. In this regard, your statements are as of and through August 31,
         2018, not March 22, 2018.
Independent Auditor's Report, page F-2

11. Please have your auditors revise their report to reflect in the first paragraph that January 4,
         2018 is inception consistent with AU Section 508.
Statement of changes in Shareholder Equity (Deficit), page F-6

12. We note your disclosure on page 14 which indicates that 10,000,000 shares of Common
         Stock are issued or outstanding at the time of this offering and your disclosure on page
         32 which identifies the common stock owners. Please tell us how the issuance of these shares was accounted for and why the issuance is not disclosed on the Equity Statement or
         Balance Sheet.
Notes to the Financial Statements, page F-7

13. Please revise your footnote disclosures to provide the details of your significant balance sheet accounts. In this regard we note that you have deposit on inventory of $50,000 recorded on your balance sheet and $25,000 of that amount has been paid to a related party. Please identify what the remaining $25,000 relates to. Further we note a current loan receivable of $12,550 and a long-term, non-related party loan balance of $23,000 at
         August 31, 2018 which you are accounting for at cost. Please provide footnote disclosure regarding the terms of these receivables.
Note E - Convertible Notes Payable, page F-8

14. Please revise your filing to clearly indicate the terms of your Convertible Notes Payable
 Kurt Steinbach
MinMax Spaces
October 18, 2018
Page 4
         which supports the $400,000 balance and whether they are payable to related parties.
Exhibits

15. We note your response to comment 18 of our letter dated September 7, 2018, however, you do not appear to have filed the Bylaws with your last amendment. Please include the amended and restated Bylaws with your next amendment.
16.      Please file the Subscription Agreement with your next amendment.
        You may contact Mindy Hooker, Staff Accountant at 202-551-3732 or John Cash,
Accounting Branch Chief at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Kate McHale, Staff Attorney at 202-
551-3464 or Amanda Ravitz, Assistant Director at 202-551-3528 with any other questions.



                                                             Sincerely,
FirstName LastNameKurt Steinbach
                                                             Division of
Corporation Finance
Comapany NameMinMax Spaces
                                                             Office of
Manufacturing and
October 18, 2018 Page 4                                      Construction
FirstName LastName